CIRRUS LOGIC, INC.
INSIDER TRADING AND CONFIDENTIALITY POLICY
As Amended and Restated on February 24, 2025

I.    INTRODUCTION AND PURPOSE
Cirrus Logic, Inc. and its affiliates (the “Company” or “Cirrus Logic”) are committed to the highest standards of ethics, as well as to full compliance with all applicable rules and regulations. This Policy implements that commitment with respect to the prevention of insider trading by the Company’s directors, officers, employees, and consultants (“you”). This Policy is also intended to permit you to invest in the Company’s securities in a manner consistent with applicable law.
II.    THE POSSIBLE CONSEQUENCES OF INSIDER TRADING
The consequences of insider trading can be severe. Insider trading is a crime, penalized by fines of up to $5 million (no matter how small the profit) and/or up to 20 years in jail for individuals. In addition, the Securities and Exchange Commission (“SEC”) may impose civil penalties of up to three times the profits made or losses avoided from the trading. Insider traders must also forfeit any profits made and are often subject to rules barring them from serving in the future as an officer or a director in a public company. Finally, under some circumstances, insider traders may be subject to liability in private lawsuits.
A company that fails to take appropriate steps to institute or enforce compliance measures to prevent illegal trading on insider information could also be subject to civil and criminal penalties. The civil penalties could also extend personal liability to the Company’s officers, directors, and other supervisory personnel if they fail to take appropriate steps to prevent illegal insider trading.
As a result, it is very important that insider-trading violations not occur and that you adhere to this Policy. You should be aware that stock market surveillance techniques are becoming more sophisticated all the time, and the chance that federal authorities will detect and prosecute even small-level trading is a significant one. Even an SEC investigation that does not result in prosecution can tarnish your reputation and damage your career.

III.    SUMMARY OF THE INSIDER TRADING LAWS
In the normal course of business, directors, officers, employees, and consultants of the Company may become aware or come into possession of significant, nonpublic information. This kind of information, often referred to as “material, nonpublic” information in the securities laws, is considered the property of the Company that has been entrusted to you to allow you to perform your duties for the Company. Accordingly, you may not seek to profit from this information by buying or selling securities yourself or by passing on the information to others to enable them to profit. This rule applies, of course, to trading in Cirrus Logic’s own securities, but it also applies to trading in the securities of other companies if you learn something in the course of your employment or relationship with Cirrus Logic that might affect the value of another company’s stock. For instance, if you learned that the Company was about to enter a significant business relationship or acquire another company, it would likely be an insider trading violation for you to buy or sell securities of that other company before the public announcement. The insider trading rules apply both to buying stock (to make a profit based on good news) and selling stock (to avoid a loss based on bad news).
Based on these rules, it is important for you to understand what is likely to be considered “material” and/or “nonpublic” information. Generally, information is “nonpublic” if it has not been previously disclosed to the general public and is otherwise not generally available to the investing public. For information to be considered “public,” it must be widely disseminated in a manner making it generally available to investors, and the investing public must have had time to absorb the information fully. Generally, you should allow two full trading days following the public release of information as a reasonable waiting period before information is considered to be “public.”
As far as defining when information is “material,” it is not possible to define all categories of such information. Nonetheless, information should be regarded as material if there is a substantial likelihood that it would be considered important to an investor in making a decision to buy or sell Company stock. Chances are, if you learn something that leads you to want to buy or sell stock, that information could be considered to be material. Examples of inside information that are likely to be deemed material include:
•unpublished financial results;
•projections of future earnings or losses, or other earnings guidance, and any changes to previously announced earnings guidance;

•a significant increase or decrease in financial results;
•a potential or actual purchase or sale of significant assets;
•a potential or actual significant merger or acquisition proposal or agreement;
•the gain or loss of a significant customer or increases or decreases in sales to or orders from significant customers;
•significant actions by regulatory bodies;
•significant management changes;
•commencement or threats of major litigation, or significant developments in pending litigation;
•a significant cybersecurity incident experienced by the Company;
•stock splits;
•new equity or debt offerings;
•changes in the Company’s dividend policy; or
•plans to launch a new share repurchase program or plans to change an existing program.
It is also important to keep in mind that material information need not be certain or definitive information. Even information concerning events, actions, results, etc. that may happen in the future could be considered material under certain circumstances. For example, if you found out that the Company was in merger negotiations, even though the deal had not yet been agreed to, that information could be material.
Besides your obligation to refrain from trading while aware or in possession of material, nonpublic information, you are also prohibited from “tipping” others. The concept of unlawful tipping includes sharing material, nonpublic information with others (including friends or family members) where the material, nonpublic information may be used by that person to make a profit or avoid a loss. When tipping occurs, both the “tipper” and the “tippee” may be held liable, and this liability may extend to all those to whom the tippee, in turn, gives the information.
IV.    OUR POLICY
A.    The Basic Policy
You may not engage in any transaction involving a purchase or sale of Company stock, including any offer to purchase or sell, under any circumstances while you or a “related person” possess or are aware of material, nonpublic information, as described above. For purposes of this Policy, “related persons” are your family members and others living in your household and family members who do not live in your household but whose transactions in Company securities are directed by you or subject to your influence or control.

In addition, you may not engage in transactions involving the securities of another company if you learn material, nonpublic information in the course of your employment or relationship with Cirrus Logic that could affect the share price of that company. Nor may you disclose or “tip” material, nonpublic information to any person (including related persons) where the material, nonpublic information may be passed on or “tipped” to others for their personal benefit or used by that person to their benefit when trading in securities. If you are aware of material, nonpublic information when your employment or service with the Company terminates, you may not trade in the Company’s securities until that information has become public or is no longer material.
Further, the Company’s Compliance Officer (defined further below) may, from time to time and at any time they deem in their sole discretion to be appropriate, give notice to directors, officers and certain employees to refrain from trading in the Company’s securities. Such restriction shall be effective until such time as they receive notice that trading in the Company’s securities may recommence. The content and receipt of notices to refrain from trading the Company’s securities and of notices permitting the re-commencement of trading shall at all times be kept confidential by the recipients.
B.    Non-Disclosure of Material, Nonpublic Information
Directors, officers, employees, and consultants shall take appropriate measures to restrict access to and disclosure of material, nonpublic information. For example, you should not discuss internal matters or developments with anyone outside of the Company (including related persons), except as required in the performance of your duties. This prohibition applies specifically (but not exclusively) to inquiries about the Company that may be made by the financial press, investment analysts, stockholders, or others in the financial community. This prohibition also applies to providing any material, nonpublic information to, or accepting any fees from, research analysts or expert networks. You must also treat material, nonpublic information about our business partners with the same care required with respect to such information related directly to the Company. Unless an individual is expressly authorized to respond to inquiries concerning the Company’s internal matters or developments, such inquiries should be referred to the Company’s Chief Financial Officer or General Counsel.

C.    Additional Restrictions for Insiders
    1.    Who are Insiders
“Section 16 Insiders” and “Insider Employees” are subject to additional restrictions under this section of the Policy. Section 16 Insiders are the Company’s executive officers and directors who are subject to the reporting provisions and trading restrictions of Section 16 of the Exchange Act and underlying rules and regulations promulgated by the SEC. Insider Employees are certain additional employees designated as insiders by the Company because they may have regular access to material, nonpublic information concerning the Company. The Company maintains a list of these Insider Employees and amends it from time to time as necessary. For purposes of this Policy, Section 16 Insiders and Insider Employees are each referred to as “Insiders.”
    2.    Restricted Securities Transactions for Insiders
Insiders are prohibited from trading in the Company’s securities or gifting such securities during a restricted period. However, this restriction does not apply in the case of transactions through an approved 10b5-1 plan that complies with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934 and this Policy. Each restricted period includes the last calendar month of each fiscal quarter of the Company and continues through the close of business on the second trading day following the day of the Company’s disclosure of its quarterly or annual financial results.
It is important to note that the lack of any trading restrictions during a particular period of time (“open period”) does not provide a “safe harbor” for Insiders, or any other individual, to trade in the Company’s securities, and you should use good judgment at all times. In particular, if you possess or are aware of material, nonpublic information concerning the Company, you should not engage in transactions in the Company’s securities, even in an open period.
    3.    Mandatory Pre-clearance Procedure for Insiders
The Company has implemented a mandatory pre-clearance procedure for all Insiders. No Insider or their related persons may engage in any transaction involving the Company’s securities (including a stock plan transaction such as an option exercise, a gift, a contribution to a trust, or any other transfer), other than transactions made pursuant to an approved 10b5-1 plan, without first notifying the Company and obtaining pre-clearance in advance of the proposed transaction. This notification should be made by email or in writing to the Compliance Officer and should include the nature of the proposed transaction, the expected date of the transaction, the number of shares involved, and any other information requested by the Compliance Officer.
If the Compliance Officer pre-clears the transaction, the pre-cleared transaction must be completed within the time provided in the pre-clearance. If no time is provided in the pre-clearance, the transaction must be completed within one full trading day of receipt of pre-clearance. Transactions not completed within this timeframe are subject to pre-clearance again.
It should be noted that the Company is under no obligation to approve a transaction submitted for pre-clearance and may determine not to authorize the transaction. If you seek pre-clearance, and permission to engage in the transaction is denied, then you should refrain from initiating any transaction in the Company’s securities and you should not inform any other person of the restriction. It should be further noted that the Company’s approval of a transaction submitted for pre-clearance does not constitute legal advice, does not constitute confirmation that you do not possess or are aware of material nonpublic information, and does not relieve you of any of your legal obligations.
    4.    Reporting Requirements for Section 16 Insiders
Any trading or gifting of Company securities by Section 16 Insiders, together with their related persons, must be reported to the SEC within a two-business-day period after the transaction in accordance with Section 16 of the Securities Exchange Act of 1934 and the underlying rules and regulations promulgated by the SEC. In addition to the pre-clearance procedures set forth above, all Section 16 Insiders are responsible for reporting the details of all trades and gifts involving the Company’s securities to the Compliance Officer on the same day that the transaction is effected (the transaction date, not the settlement date) so that the necessary report can be filed with the SEC within the required statutory deadline. Information provided in this notice should include the nature of the transaction, the transaction date, the number of shares involved, and any other information requested by the Compliance Officer.
SEC reports are personal responsibilities of the reporting individuals and are not obligations of the Company; however, if authorized by a particular Section 16 Insider, the Company will assist with making the necessary filings on behalf of such individual if the necessary information is provided within the required timeframe as set forth above.

D.    10b5-1 Plans
The Company encourages Insiders to establish a 10b5-1 plan because it may provide an affirmative defense to potential insider trading liability. Non-Insiders may also establish a 10b5-1 plan for any reason they choose.
All proposed 10b5-1 plans, including their modification or termination, must be approved by the Company’s Compliance Officer. The Compliance Officer may withhold approval of any proposed 10b5-1 plan for any reason, in their sole discretion. The Compliance Officer will not approve a proposed 10b5-1 plan if they conclude the following standards are not met:
a.the 10b5-1 plan must comply with the requirements of Rule 10b5-1, as amended from time to time;
b.the 10b5-1 plan must be entered into during an open period, and preferably as close as possible to the beginning of the open period;
c.you may not enter into, or subsequently amend, terminate, or cancel, a 10b5-1 plan while you or a related person possess or are aware of material, nonpublic information;
d.you may not enter into multiple overlapping 10b5-1 plans (i.e., entering a second plan that provides for possible purchases or sales of Company securities on the open market during a period overlapping with that of the first plan);
e.if you maintain two, non-overlapping 10b5-1 plans where one of them is a successor trading plan under which trades are not scheduled to begin until completion or expiration of the predecessor plan, you may not terminate the predecessor plan without also terminating the successor plan;
f.if the 10b5-1 plan involves the execution of a single transaction (i.e., a plan designed to effect the open-market purchase or sale of the total amount of securities in a single transaction), you may only enter into one such plan during any 12-month period;
g.the 10b5-1 plan must observe a “cooling-off period,” pursuant to which the first trade under a 10b5-1 plan may not be scheduled to occur until the later of: (i) 90 days following the 10b5-1 plan’s adoption or modification or (ii) two business days after the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal period in which the 10b5-1 plan was adopted or modified. If financial results are disclosed more than 120 days after adoption of the plan, 120 days would be the maximum duration of the required cooling-off period;

h.if you terminate a 10b5-1 plan, you must wait at least 90 days before entering into any transactions or new 10b5-1 plan relating to the shares covered by the original 10b5-1 plan; and
i.at the time of the adoption of a new or modified 10b5-1 plan, you must include a representation in the plan certifying that: (1) you are not aware of material, nonpublic information about the Company or its securities, and (2) you are adopting the contract, instruction, or plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.
E.    Hardship Trades
Transactions that may be necessary due to financial hardship or similar reasons (such as the need to raise money for an emergency expenditure) are not excepted from this Policy. The securities laws do not recognize mitigating circumstances, and even the appearance of an improper transaction must be avoided. Nevertheless, the Compliance Officer may, on a case-by-case basis, authorize trading in Company securities during a restricted period due to financial hardship or other hardships only after:
•the person wishing to trade has notified the Compliance Officer in writing of the circumstances of the hardship and the amount and nature of the proposed trade(s),
•the person trading has certified to the Compliance Officer in writing no earlier than two business days prior to the proposed trade(s) that they are not aware or in possession of material, nonpublic information concerning the Company, and
•the Compliance Officer has approved the trade(s) in writing.
The existence of these approval procedures does not in any way obligate the Compliance Officer to approve any trades requested by directors, officers or other employees or hardship applicants. The Compliance Officer may reject any trading requests at their sole discretion.
F.    Prohibition Against Short Selling, Use of Margin Accounts, Transactions in Puts and Calls in the Company’s Stock, and Hedging Transactions
You may not (i) engage in any short sale of the Company’s stock, (ii) pledge any shares of the Company’s stock as collateral for any margin account or any other similar account or debt instrument where a sale of the Company’s stock could occur, voluntarily or involuntarily, (iii) buy or sell puts or calls, or other similar contracts or instruments, involving the Company’s stock, or (iv) engage in hedging transactions involving the Company’s stock. These prohibitions apply whether or not you are aware or in possession of material, nonpublic information. These prohibitions are designed to encourage investment in the Company’s stock for the long term, on a buy and hold basis, and to discourage active trading or short-term speculation.

G.    Transactions by Related Persons and Investment Clubs
The same restrictions set forth in this Policy apply to your family members and others living in your household, including family members who do not live in your household but whose transactions in Company securities are directed by you or subject to your influence or control. Directors, officers, employees, and consultants are expected to be responsible for the compliance of their family members and related persons. Further, you may not participate in any investment club in which groups of people pool their money to make investments, that invests in the Company’s securities.
H.    Disclosure of Transactions in the Company’s Securities
Upon request, a director, officer or employee must report to the Compliance Officer all of their transactions in the Company’s securities and certify that all such transactions have been conducted in compliance with the provisions of this Policy.
I.    Exercising Caution and Consultation with Counsel
Because there are many “gray areas” in the law of insider trading, you should not try to make close calls about what is legal or illegal by yourself, and you should remember that your transactions will be viewed after the fact and with the benefit of hindsight. Before trading in the Company’s securities, you should consider how the SEC and others might view the transaction in hindsight and with all the facts disclosed. You should err on the side of caution: either refrain from trading altogether if there is any question in your mind about the propriety of a particular trade, or consult with the Compliance Officer regarding this Policy. Further, if you have any doubt about a trade, consulting with your own legal counsel before proceeding can help ensure compliance and mitigate risk. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. It is imperative that you use your best judgment.
J.    Compliance with Policy and Reporting Violations
The Company requires strict compliance with this Policy at every level. Although this Policy is expressly not intended to result in the imposition of additional legal liability that would not otherwise exist, failure to comply with this Policy will be considered an extremely serious matter and may be grounds for appropriate disciplinary action, up to and including termination of employment.

If you have supervisory authority over any Company personnel, you must immediately report any suspected violation of this Policy to the Company’s Compliance Officer. Because the SEC can seek civil penalties against directors, officers, and other supervisory personnel for failing to take appropriate steps to prevent illegal trading, the Company should be made aware of any suspected violations as early as possible.
K.     Exemptions
a.    Exercise of Stock Options. The trading restrictions of this Policy do not apply to the exercise of an employee stock option or other equity awards for cash acquired pursuant to the Company’s equity incentive plans since the other party to these transactions is the Company itself and the price does not vary with the market and is fixed by the terms of the option agreement or plan, as applicable. Nevertheless, for such transactions, Insiders must still obtain pre-clearance as described in this Policy. This policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
b.    Stock Purchase Plans or Employee Benefit Plans. The trading restrictions of this Policy do not apply to purchases of Company securities pursuant to the employee’s advance instructions under employee stock purchase plans or employee benefit plans (e.g., a pension or 401(k) plan). However, no alteration to instructions regarding the level of withholding or the purchase of Company securities in such plans is permitted while in the possession of material, nonpublic information. Any sale of securities acquired under such plans remains subject to the restrictions of this Policy.
c.    Automatic, Mandatory Sales to Cover Taxes. The trading restrictions of this Policy do not apply to a mandatory, automatic sale of the Company’s common stock, or delivery of shares to the Company, to cover taxes due as a result of the vesting of restricted stock awards or restricted stock units.
d.    Stock Splits, Stock Dividends and Similar Transactions. The trading restrictions of this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.
e.    Change in Form of Ownership. The trading restrictions of this Policy do not apply to transactions that involve merely a change in the form in which you own securities.

L.     Compliance Officer
The Company’s General Counsel shall act as the Company’s Insider Trading Compliance Officer (“Compliance Officer”); provided, however, that if the General Counsel is a party to a proposed trade, transaction or inquiry relating to this Policy, the Company’s Chief Financial Officer shall act as the Compliance Officer with respect to such proposed trade, transaction, or inquiry. The Compliance Officer may delegate their authority to act as the Compliance Officer as they deem necessary or appropriate in their sole discretion. The duties and powers of the Compliance Officer and delegees may include the following:
•Administering, monitoring and enforcing compliance with this Policy;
•Responding to inquiries relating to this Policy;
•Designating and announcing special trading blackout periods during which specified persons may not trade in Company securities;
•Assisting in the preparation and filing of SEC reports;
•Proposing, and coordinating the implementation of, revisions to this Policy as necessary;
•Maintaining and updating the list of Insider Employees; and
•Facilitating corporate training related to this Policy.
M.     Effective Date
This Policy was effective as of September 26, 2002, and was last amended and restated on February 24, 2025.